Filed pursuant to Rule 433
Issuer Free Writing Prospectus, dated February 12, 2024
Registration No. 333-267092

GATES Announces Secondary Offering of 17,500,000 Ordinary Shares

Denver, Colorado, February 12, 2024. Gates Industrial Corporation plc (NYSE: GTES, “Gates” or the “Company”) announced today that certain selling stockholders affiliated with Blackstone Inc. (the “Selling Stockholders”) have commenced a secondary offering of 17,500,000 of Gates’ ordinary shares (the “Offering”). In connection with the Offering, the Selling Stockholders intend to grant to the underwriters a 30-day option to purchase up to 2,625,000 additional ordinary shares.

Gates is not offering any ordinary shares in the Offering and will not receive any proceeds from the sale of ordinary shares in the Offering. Citigroup, Goldman Sachs & Co. LLC, and Jefferies are serving as the joint lead book-running managers of, and as representatives of the underwriters for, the Offering.

In addition, Gates announced that, in connection with its existing share repurchase program, it has entered into a share repurchase contract with Citigroup Global Markets Inc. to repurchase $50 million of ordinary shares at a price per share equal to the price paid by the underwriters in the Offering and has advised Citigroup Global Markets Inc. to purchase such shares from the Selling Stockholders. The share repurchase is expected to be consummated promptly following the Offering and is conditioned upon the closing of the Offering. The closing of the Offering is not conditioned upon the consummation of the share repurchase.

Certain of our directors have also indicated an interest in purchasing approximately 1,050,000 ordinary shares in the Offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell fewer shares to such individuals in the Offering.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by contacting Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146); Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, NY 10282 (Tel: 866-471-2526) or by e-mail at prospectus-ny@ny.email.gs.com; or Jefferies LLC, Attn: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022 (Tel: 877-821-7388) or by email at prospectus_department@jefferies.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Gates:

Gates is a global manufacturer of innovative, highly engineered power transmission and fluid power solutions. Gates offers a broad portfolio of products to diverse replacement channel customers, and to original equipment ("first-fit") manufacturers as specified components. Gates participates in many sectors of the industrial and consumer markets. Our products play essential roles in a diverse range of applications across a wide variety of end markets ranging from harsh and hazardous industries to everyday consumer applications including virtually every form of transportation. Our products are sold in over 130 countries across our four commercial regions: the Americas; Europe, Middle East & Africa; Greater China; and East Asia & India.

Forward-Looking Statements and Information:

This press release contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements that are not historical facts. In some cases you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Forward-looking statements are based on the Company’s current expectations and actual results may differ materially. Other risks and uncertainties are more fully described in the section entitled “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2023, as filed with the SEC, as such factors may be updated from time to time in the Company’s periodic filings with the SEC. Investors are urged to consider carefully the disclosure in our filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Gates undertakes no obligation to update or supplement any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Contact:

Gates Investor Relations

Rich Kwas

(303) 744-4887

investorrelations@gates.com